UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2018

Commission file number: 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street

Rehovot, Israel

+972-8-633-3964

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Commencing on May 21, 2018, the Registrant, entered into warrant amendment agreements (the “Amendment Agreements”) with certain investors (the “Buyers”) that purchased warrants with an exercise price of $0.50 per share (the “Warrants”) in the Registrant’s prior private placement transactions which closed in March and August 2015 (the “Private Placement”). The Amendment Agreements allow for the immediate partial exercise of the Warrants, while extending the expiration date of such Warrants by three years. The Existing Warrants had expiration dates ranging from March 13, 2018 to August 28, 2018.

As a result of the closings of the Amendment Agreements which occurred between May 21, 2018 and May 28, 2018, the Registrant issued an aggregate of 562,500 ordinary shares for aggregate gross proceeds of $280,250. The ordinary issued are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder because, among other things, the transaction did not involve a public offering, the investors are accredited investors, the investors are taking the securities for investment and not resale and the Registrant took appropriate measures to restrict the transfer of the securities, and pursuant to Regulation S of the Securities Act to non-U.S. investors. The ordinary shares have not been registered under the Securities Act and may not be sold in the United States absent registration or an exemption from registration. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The form of Amendment Agreement and of Exercised Warrants entered into with the Buyers is furnished as Exhibit 99.1 to this Form 6-K.

Exhibit

99.1	Form of Warrant Amendment Agreement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TODOS MEDICAL LTD.
(Registrant)

	By:	/s/ Rami Zigdon
Name: Rami Zigdon Title: Chief Executive Officer

Date: June 25, 2018

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